Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Southern National Bancorp of Virginia, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-189730 and 333-166511) on Form’s S-8 of Southern National Bancorp of Virginia, Inc. of our reports dated March 12, 2014, with respect to the consolidated balance sheet of Southern National Bancorp of Virginia, Inc. and subsidiary as of December 31, 2013, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2013, which appear in Southern National Bancorp of Virginia, Inc.’s December 31, 2013 Annual Report on Form 10-K.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia
March 12, 2014